Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ChallengeHop Inc.
205 Hudson Street
New York, NY 10013
https://petzbe.com/

Up to $1,069,997.20 in Common Stock at $6.52
Minimum Target Amount: $9,995.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ChallengeHop Inc.
Address: 205 Hudson Street, New York, NY 10013
State of Incorporation: DE
Date Incorporated: July 27, 2015

Terms:

Equity

Offering Minimum: $9,995.16 | 1,533 shares of Common Stock
Offering Maximum: $1,069,997.20 | 164,110 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.52
Minimum Investment Amount (per investor): $195.60

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

- Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

- Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

- Invest within the first two weeks and receive an additional 10% bonus shares

<u>Amount-Based:</u>

$200+

- 5% of total raise will go to lend a paw to support animals in need

$400+

- 5% of total raise will go to lend a paw to support animals in need

- Code for free pack of Petzbe treats

- 10% off any ClueJay at-home pet testing kits (one time use)

$800+

- 5% of total raise will go to lend a paw to support animals in need

- Code for free pack of Petzbe treats

- 10% off Iconic Paw

- 10% off any ClueJay at-home pet testing kits (one time use)

$1,600+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 10% off any ClueJay at-home pet testing kits (one time use)

$5,000+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 5% bonus shares
- Invitation to quarterly Zoom CockTAIL Hour with the Petzbe team
- 10% off any ClueJay at-home pet testing kits (one time use)
- Custom pet portrait from our very own Petzbe artist (https://www.tailented.com/)

$10,000+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 10% bonus shares
- Invitation to quarterly Zoom CockTAIL hour with the Petzbe team
- 10% off any ClueJay at-home pet testing kits (one time use)
- Custom pet portrait from our very own Petzbe artist (https://www.tailented.com/)
- Access to exclusive Petzbe investor community Facebook group where we can

together brainstorm on an ongoing basis.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

ChallengeHop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.52 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $652. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Petzbe, Inc. is a social media app for pets, where our users share their pet's daily lives, from the pet's perspective. We offer integrated marketing camapaigns to pet companies. We will sell customized stickers & frames on our app. We are launching our own mobile app game early 2021 and will adopt the traditional revenue model of micro transactions.

Petzbe, Inc. is a wholly-owned subsidiary of ChallengeHop, Inc.

Competitors and Industry

Social networking platforms were projected last year to exceed $50 billion dollars. A report by IBISWorld projected that social networking sites in the U.S. market in 2020 would reach $52.7 billion, with a Market Size Growth of 16.8%. A report from MarketWatch said that the global social networking sites market will grow by $60.1 billion by 2024 at a CAGR of 18% in the given forecast period. Another report, from Market Research Engine, projected that the global social networking sites market will grow by $70.8 billion by 2025 at a CAGR of 18%.

PET APPS

ZooPix is a social media app that is mostly focused on a weekly Pet Show for a chance to collect awards, win gift cards, and snag a trophy. There is not much public information about their numbers, but due to posting times, amount of accounts, etc. it's very clear they are not at the same level of sheer amount of content being shared. The app is based in the U.S. and launched in 2017.

LoveDog is a new social media app for dog lovers launched by British restaurateur Lisa Vanderpump in 2020.

Dig is a dating app that connects people over their dogs and allows sharing of dog photos. The app launched in 2018.

PET E-COMMERCE

BarkBox is a monthly subscription service providing dog products, services, and experiences. BarkBox serves over 1 million dogs monthly. In December 2020, it was announced that Barkbox is going public through a special-purpose acquisition company at a $1.6 billion valuation.

Chewy is an American online retailer of pet food and other pet-related products. In 2017, Chewy was acquired by PetSmart for $3.35 billion, which was the largest ever acquisition of an e-commerce business at the time.

Current Stage and Roadmap

Current Stage

We have a great completed product that we have invested significant capital into. At this stage, we are only adding additional fun features for our users to enjoy. In terms of new planned Petzbe features, we are currently developing a want a poll system, a talking pet feature, a FURtune feature (like Facetune but for editing furs, snouts, ears, etc.)

We are launching the Petzbe mobile app game in 2021. It's currently in beta testing, and once that is completed, we are ready for a release.

After two years of building a community of loyal and dedicated pet lovers, Petzbe is now moving into e-commerce starting off with its own Petzbe snacks - Salmon Breath Mints.

Roadmap

Our roadmap for 2021:

- Start heavily marketing Android app & Spanish app version. Only 2% of our users are Android users. We just launched an updated Android version in August 2020. This will be a big game changer in user growth once we start marketing it.

- Focus on positive cash flow & growth.

- Increase our product portfolio to accessories, toys, merchandise & more.

- Focus on partnerships with companies in the pet industry.

- Focus on press coverage in tech media, pet media & business media.

- Partner with celebrity animal activists for our charity division Lend A Paw.

- Launch the Petzbe Mobile app game, PetzbeVille.

- Increase our marketing budget to spend more towards our current active marketing campaigns that are performing well with a CPI of $1.5, and create new fun campaigns to drive more users to our app.

The Team

Officers and Directors

Name: Andrea Nerep

Andrea Nerep's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Making major corporate decisions and managing the overall operations and resources of a company, and acting as the main point of communication with various stakeholders. Andrea holds 47.6% shares of the company, and has $0 annual salary.

Name: Julian Aleksov

Julian Aleksov's current primary role is with Rosland Capital Group Ltd. Julian Aleksov currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: He acts as an advisor to ChallengeHop to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies, as well as raising capital. He has 12.5% in the company and received $0 annual compensation.

Other business experience in the past three years:

- **Employer:** Oasmia
  Title: Board Member
  Dates of Service: January 01, 1999 - January 01, 2019

Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Petzbe, Inc.
  Title: Board Member
  Dates of Service: November 01, 2017 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies, as well as raising capital.

Other business experience in the past three years:

- **Employer:** Rosland Capital Group Ltd
  Title: Board Member
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Rosland Capital Group Ltd

Other business experience in the past three years:

- **Employer:** Maida Vale Capital AB
  Title: Board Member
  Dates of Service: January 01, 2015 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Hunterhex International Ltd.
  Title: Chairman of the Board
  Dates of Service: January 01, 2018 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Name: Anders Blom

Anders Blom's current primary role is with Rosland Capital Group Ltd.. Anders Blom currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies. Anders receives $0 as annual compensation.

Other business experience in the past three years:

- **Employer:** Petzbe, Inc.
  Title: Board Member
  Dates of Service: November 01, 2017 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Maida Vale Capital AB
  Title: Chairman of the Board
  Dates of Service: January 01, 2015 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Rosland Capital Group Ltd.
  Title: Board Member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Hunterhex International Ltd.
  Title: Board Member
  Dates of Service: January 01, 2018 - Present
  Responsibilities: He acts as an advisor to drive the organization towards a sustainable future, and to adopt legal governance and financial management policies.

Other business experience in the past three years:

- **Employer:** Oasmia Pharmaceutical AB
  Title: Chief Financial Officer
  Dates of Service: October 01, 2017 - March 01, 2019
  Responsibilities: He managed the financial actions of a company including tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Name: Mattia Guella

Mattia Guella 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Overseeing all aspects of the app development as well as consulting on future app development goals. Mattia: Equity: 1% Salary: $7,000/month

Other business experience in the past three years:

- **Employer:** The Unconventional Company
  Title: Founder
  Dates of Service: February 10, 2016 - Present
  Responsibilities: Backend developer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,997.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
ChallengeHop, Inc. was incorporated on July 27, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ChallengeHop, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you

are investing in this company, it's because you think that ChallengeHop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation, such as the Federal Communications Commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Petzbe or in its computer systems could reduce the

attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Petzbe could harm our reputation and materially negatively impact our financial condition and business.

Increase in Server Costs
Server costs that our Company relies on may increase.

Increase in Ad Prices
We cannot control the costs of ads if Facebook and Instagram increase their ad prices.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrea Nerep	1,020,000	Common Stock	46.0
Rosland Capital Group, Ltd.	520,000	Common Stock	23.0
Black Moon Asia Capital, Ltd.	400,000	Common Stock	18.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 164,110 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,200,000 outstanding.

Voting Rights

one vote per share

Material Rights

<u>**Voting Rights of Securities sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Equity shares and the terms of the Convertible Notes are outlined below:

Amount outstanding: $1,190,000.00
Maturity Date: March 30, 2021
Interest Rate: 3.0%
Discount Rate: 0.0%
Valuation Cap: $10,200,000.00
Conversion Trigger: Maturity Date

Material Rights

The company has secured $1,200,000 in converitible notes, but has only received $1,190,000 as of Dec. 31, 2020.

What it means to be a minority holder

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Business operations, development
  Date: December 01, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $790,000.00
  Use of proceeds: Further development and marketing
  Date: January 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

ChallengeHop, Inc. is a technology company that started in 2015 building one app but has pivoted to another app "Petzbe" which is focused on building a social network related to pets. We have been focusing on app development and increasing the number of users by investing in our development staff and in advertising.

In 2020, the company received an additional $890,000 in convertible notes, up from $400,000 in 2019. The remaining balance of the note is reflected in current assets of $72,853 at year end, down from $145,839 in 2019.

Expenses increased from $1,000,575 in 2019 to $1,604,225 in 2020 primarily because of technology development costs increased to $974,560 in 2020 from $344,461 in 2019 due to aggressively developing the usability of the app.

Historical results and cash flows:

We are focused on increasing user base of app through investing in development of the app and advertising, so our historical results and cashflows are mostly related to paying developers in the form of contractors and salaries and spending on advertising the app through platforms like Facebook.

The company anticipates that the expenses will remain pretty much the same as the company is focusing on the development and advertising of its application as part of the company's efforts to increase number of users on the platform.

In 2021, the company is looking to potentially start a Shopify store through which the company will sell products related to pets, such as dog food and accessories.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the company had $68,427 in cash and cash equivalents. The company currently has a revolving line of credit of a total amount available of $600,000. This line of credit currently has an outstanding balance of $300,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campiagn are not critical to our company's operations. We have other funds available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this crowdfunding campaign will be used in addition to funds we have raised and promised by investors so that we can speed up growth in terms of number of users of our social network related to pets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for a minimum of one year. ChallengeHop has an average monthly burn rate of $12,680.05.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for 2 to 3 years if maximum is raised. ChallengeHop has an average monthly burn rate of $12,680.05.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are constantly looking for investors and have had successes in past. We are contemplating a subsequent capital raise after this Reg CF campaign closes.

Indebtedness

- **Creditor:** Andrea Nerep
  Amount Owed: $636,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

- **Creditor:** Scaninvest Ltd.
  Amount Owed: $400,000.00
  Interest Rate: 3.0%
  Maturity Date: June 01, 2022
  The loan term will be extended automatically 6 months at a time, unless the lender no later than 4 months prior to the expiry date of the then current loan notifies the borrower that the loan matures at the end of such loan term.

- **Creditor:** Vasilka Holding, Ltd.

Amount Owed: $790,000.00
Interest Rate: 3.0%
Maturity Date: January 01, 2022
The loan term will be automatically extended 6 months at a time, unless the lender no later than 4 months prior to the expiry of the then current loan term notifies the borrower that the loan matures at the end of such term. The lender is entitled to convert the outstanding loan amount into shares of ChallengeHop beginning on 3/30/21. The loan amount secured is 800,000 but the company has received only 790,000 as of Dec 31, 2021.

- **Creditor:** Andrea Nerep
Amount Owed: $11,855.00
Interest Rate: 0.0%
The Company reimburses Andrea for operating expenses that she pays on her personal credit card from time to time. As of February 2021, the Company owes Andrea $11,855.

- **Creditor:** Rosland Capital Group LLC
Amount Owed: $185,000.00
Interest Rate: 3.0%
Maturity Date: June 30, 2021
The company has a $200,000 line of credit and as of February 2021, the company has drawn $185,000. The loan automatically extends on 3 months interval until the creditor demands repayment.

Related Party Transactions

- **Name of Entity:** Andrea Nerep
Relationship to Company: Officer
Nature / amount of interest in the transaction: The Company reimburses Andrea for operating expenses that she pays with her personal credit card from time to time.
Material Terms: As of February 2021, the company owes Andrea $11,855.

- **Name of Entity:** Andrea Nerep
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loans injected by CEO as needed by the company with no interest.
Material Terms: As of Feb. 2021, the Company owes Andrea $636,548.

- **Name of Entity:** Vasilka Holding Ltd.
Names of 20% owners: Staffan Lofgren
Relationship to Company: Major Investor
Nature / amount of interest in the transaction: $800,000
Material Terms: The loan term is 24 months from the date of the agreement and

auto-renews 6 months at a time, unless the lender no later than 4 months prior to the expiry of the then-current loan term notifies the borrower that the loan matures at the end of such term. The lender is entitled to convert the outstanding loan amount into shares of Petzbe beginning on 3/30/21. The loan amount secured is 800,000 but the company has received only 790,000 as of Dec 31, 2021.

Valuation

Pre-Money Valuation: $14,344,000.00

Valuation Details:

*Petzbe, Inc. ("Petzbe"), is a wholly-owned subsidiary of ChallengeHop, Inc. ("ChallengeHop"). ChallengeHop is the sole shareholder of Petzbe, an entity formed by ChallengeHop to develop and publish the Petzbe application. The Common Stock securities sold in this Regulation Crowdfunding offering are issued by ChallengeHop.

Petzbe is a well-recognized social media brand within the companion animal segment. With over two years of proven execution, it is now expanding into new markets, adding its own product lines, and has a complementary and very exciting mobile app game on its way. Petzbe has almost a half-million users and is growing rapidly.

ChallengeHop's valuation is based on the following points:

1. ChallengeHop has a diverse and talented team with international expertise in the commercial pet industry, software, marketing, and user acquisition, and finance.

2. Petzbe has successfully tested and demonstrated its proprietary application that has the potential to scale globally by adding new languages and following new technical developments and platforms.

3. In the past year, Petzbe’s user base grew 10X.

4. Last round of investments was to a selected group of investors last winter. Close to a million dollars were invested at a pre-money valuation of 8M USD. Since then the number of users has grown by 250+%. For this coming round, we discount the valuation per user and set a pre-money valuation of 14M USD.

5. ChallengeHop's valuation is comparable to our peer companies during their early-stage funding rounds. Fanbase, another app company currently raising capital through StartEngine, has 12.7K users and is valued at $20M.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, any outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

ChallengeHop's valuation was determined internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  91.5%
  We will spend your money towards growth - Facebook and Instagram ads.

- *Donating to animal causes.*
  5.0%
  We will use this money to support animal rescues and other animal causes.

If we raise the over allotment amount of $1,069,997.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  75.0%
  Various marketing efforts.

- *Research & Development*
  16.5%
  Research and development.

- *Donating to animal causes.*
  5.0%
  We will use this money to support animal rescues and other animal causes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://petzbe.com/ (Financial Reports Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/petzbe

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ChallengeHop Inc.

[See attached]

CHALLENGEHOP INC.

AND SUBSIDIARY

(a Delaware corporation)

Unaudited Consolidated Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 9, 2021

To: Board of Directors, CHALLENGEHOP INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying consolidated financial statements of CHALLENGEHOP INC. and PETZBE, INC., a wholly-owned subsidiary (together, the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 68,427	$ 141,536
Prepaid expenses	4,426	4,303
Total current assets	72,853	145,839
Fixed assets	2,999	0
Total Assets	$ 75,852	$ 145,839
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 87,331	$ 3,372
Other current liabilities	122	122
Short-term loans payable, related party	12,258	43,952
Total Current Liabilities	99,711	47,446
Convertible notes payable	1,190,000	400,000
Long-term loan payable, related party	636,000	116,891
Long-term loan payable	100,000	0
Interest payable	23,153	1,512
Total Liabilities	2,048,864	565,849
SHAREHOLDERS' EQUITY		
Common stock (10,000,000 of $0.0001 par value shares authorized, 2,225,000 shares issued and outstanding as of December 31, 2020)	1,513,148	1,438,430
Retained deficit	(3,486,160)	(1,858,440)
Total Shareholders' Equity	(1,973,012)	(420,010)
Total Liabilities and Shareholders' Equity	$ 75,852	$ 145,839

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ --	$ --
Operating expenses		
General and administrative	311,437	260,292
Technology development	974,560	344,461
Marketing and advertising	318,258	395,822
Total operating expenses	1,604,225	1,000,575
Net Operating Income (Loss)	(1,604,255)	(1,000,575)
Interest income (expense), net	(21,965)	(1,512)
Depreciation (expense)	(1,500)	--
Tax provision (benefit)	--	--
Net Income (Loss)	$ (1,627,720)	$ (1,002,087)

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock (Amount)	Retained Deficit	Total Members' Equity
Balance as of January 1, 2019	**$ 835,923**	**$ (856,353)**	**$ (20,430)**
Capital contributions, net of distributions	602,507		602,507
Net income (loss)		(1,002,087)	(1,002,087)
Balance as of December 31, 2019	**$ 1,438,430**	**$ (1,858,440)**	**$ (420,010)**
Capital contributions, net of distributions	74,718		74,718
Net income (loss)		(1,627,720)	(1,627,720)
Balance as of December 31, 2020	**$ 1,513,148**	**$ (3,486,160)**	**$ (1,973,012)**

CHALLENGEHOP INC. and subsidiary
CONSOLIDATED STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (1,627,720)	$ (1,002,087)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	1,500	--
Changes in operating asset and liabilities:		
(Increase) decrease in prepaid expenses	(123)	(4,303)
Increase (decrease) in accounts payable	83,959	3,372
Increase (decrease) in other current liabilities	0	122
Increase (decrease) in interest payable	21,641	1,512
Net cash used in operating activities	(1,520,743)	(1,001,384)
Investing Activities		
Acquisition of fixed assets	(4,499)	--
Net cash used in investing activities	(4,499)	--
Financing Activities		
Proceeds from capital contribution	74,718	602,507
Proceeds from convertible notes	790,000	400,000
Proceeds from long-term loan	100,000	0
Proceeds from of related party loans	487,415	139,321
Net change in cash from financing activities	1,452,133	1,141,828
Net change in cash and cash equivalents	(73,109)	140,444
Cash and cash equivalents at beginning of period	141,536	1,092
Cash and cash equivalents at end of period	$ 68,427	$ 141,536

NOTE 1 – NATURE OF OPERATIONS

CHALLENGEHOP INC. was organized in Delaware on July 27, 2015. PETZBE, INC. is a wholly owned subsidiary of Challengehop and was formed in Delaware on February 13, 2017. ChallengeHop, Inc. and Petzbe, Inc. (together, which may be referred to as the "Company", "we," "us," or "our") develop a pet-based social app platform for mobile devices.

Since Inception, the Company has primarily relied on securing funding from its investors and from related-party borrowings. As of December 31, 2020, the Company produced negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Basis of Consolidation
The Company's financial position and results are presented on a consolidated basis between ChallengeHop, Inc. and Petzbe, Inc. where all intercompany items are eliminated and presented in accordance with US GAAP.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and 2019, the Company had $68,427 and $141,536 of cash on hand, respectively.

Fixed Assets and Other Long-Lived Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020, the Company had acquired $4,499 of assets and recorded $1,500 of depreciation.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the usage of its app-based mobile platform but has not recorded any revenue yet.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company had combined short-term and long-term related party loans payable totaling $648,258 and $160,843 as of December 31, 2020 and 2019, respectively. The loans are owed to the Company's founder and chief executive and do not have fixed maturity date and no interest is charged.

As of December 31, 2020 and 2019, the Company had issued a total of $1,190,000 and $400,000 of convertible notes, respectively.

One tranche of notes, up to $800,000 in value, bears interest at 3 percent per annum. The note terms are for 24 months and can be automatically extended in increments of 6 months. The note terms also allow the holder to convert any outstanding principal and unpaid interest into shares of the Company at a valuation of $10,200,000.

A second tranche of notes, up to $400,000 in value, bears interest at 3 percent per annum. The note terms are for 18 months but can be automatically extended in increments of 6 months. The note terms also allow the holder to convert any outstanding principal and unpaid interest into shares of the Company at a valuation of $10,200,000.

During 2020, the Company also borrowed $100,000 of up to a permissible $200,000 to further fund the growth of the Company (the "Loan"). The interest rate of this credit is 3 percent per annum and is due in 2021 but can be extended. The Company expects to extend the maturity of this loan.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of January 9, 2020, the Company recapitalized ChallengeHop, Inc. to have 10,000,000 shares of common stock with a $0.0001 par value. According to US GAAP, the Company presents the results of this recapitalization for all periods presented in the financial statements. The Company has 2,225,000 shares outstanding.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has borrowed funds from a significant shareholder as described in Note 4 above.

Because these loans are transactions between insiders of the Company, there is no guarantee that it represents the terms that would otherwise be available if the loan had been made on arm's length terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") its securities in a Regulation CF offering exempt from registration. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Additional Amounts Borrowed Under the Loan

As discussed in Note 4, the Company has obtained up to $200,000 in borrowings from a lender. As of December 31, 2020, the Company had borrowed $100,000 of that amount. From January through Februrary 2021, the Company has drawn on the remainder of the credit line such that $200,000 is now outstanding.

Management's Evaluation

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Petzbe

Social media for pets



$53,452 raised

108 Investors	$14.3M Valuation
$6.52 Price per Share	$195.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | New York, NY | MEDIA | SOCIAL MEDIA

Petzbe is a social media app for pet owners where they share their pets' daily lives, from the perspective of the pet. Petzbe allows us to escape the pressure, toxicity, drama, and unrealistic portrayals that we often see on traditional social media. Soon its users will also be able to earn virtual treats for several in-app actions, which convert to discounts on pet products and services from premium brands and retailers.

Overview | Team | Terms | Updates 11 | Comments | Follow

Reasons to Invest

- Over 450,000 users and 10X growth in the past year
- Several existing and planned revenue streams including our own Petzbe products, in-app purchases, reward system, and our mobile app game
- Only 2% of our users are Android users, which is an opportunity for growth once we are up to speed with iOS and start marketing it

Petzbe, Inc. ("Petzbe"), is a wholly owned subsidiary of ChallengeHop, Inc. ("ChallengeHop"). ChallengeHop is the sole shareholder of Petzbe, an entity formed by ChallengeHop to develop and publish the Petzbe application. The Common Stock securities sold in this Regulation Crowdfunding offering are issued by ChallengeHop.



THE PROBLEM

Social media can be exhausting, even toxic

For many people, traditional social media has become a toxic space where comparison to the unrealistic, idealized lives of friends and celebrities has become the standard, negatively affecting the mental health of many users.

Rewards

Get rewarded for investing more into Petzbe:

$200+
Investment
The 10% StartEngine OWNers' Bonus
ChallengeHop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus. Eligible StartEngine shareholders will receive a 10% bonus

$200+
Investment
$200+
5% of total raise will go to lend a paw to support animals in need

$400+
Investment
$400+
Above, plus: - Code for free pack of Petzbe treats - 10% off any ClueJay at-home pet testing kits (one time use)

$800+
Investment
$800+
Above, plus: - 10% off Iconic Paw

$1,600+
Investment
$1,600+
Above, plus: - Petzbe keychain

TRADITIONAL SOCIAL MEDIA CAN BE EXHAUSTING

57% believe social media has a divisive/polarizing effect.

88% of women compare themselves to others on social media, with 50% saying the comparison is unfavorable.

(Source 1, Source 2)

PERKS OF PETZBE

"Petzbe is such a wonderful loving community! It's a nice break from all the other social media sites.

"After the drama, politics & nasty interactions of some social media you can open up Petzbe & bask in the lightness & fun of connection.

"Apps like this just makes the world a better place to live.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE SOLUTION

A social space for pets—no humans allowed

Petzbe creates a safe, "no humans allowed," space that allows pet owners to connect and express themselves as their pets. Our 450,000 users share their pet's daily life, from their pet's perspective, connecting with others on the platform pet-to-pet.

"Pawsitively uplifting! WOW!!! What can I say except from that these reviews are spot on. The creators of this adorable Petzbe app have managed to make me smile each and every time I visit the app, as there is always something new and exciting going on. Not only is it so clever, visually beautiful, and uniquely created, but they're also putting an extreme amount of effort into helping our faithful companions, which makes it feel great to be a part of something so special. I can't wait to see what tomorrow brings!

"I can't express enough how amazing Petzbe is! I love animals & I've gotten to become my cat! It's a whole new world where I've made unlikely friends that if it weren't for our pets, we never would have met.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

$5,000+

Investment

$5,000+

Above, plus: - Invitation to quarterly Zoom CockTAIL Hour with the Petzbe team - Custom pet portrait from our very own Petzbe artist (https://www.tailented.com/)

$10,000+

Investment

$10,000+

Above, plus: - 10% bonus shares - Access to exclusive Petzbe investor community Facebook group where we can together brainstorm on an ongoing basis.


FREE APP
JUST FOR
PETS

This animal-centric social media provides positive, light-hearted relief from the stress of modern life. It's a community where people can simply connect over their fluffy friends (or scaly, or feathery) friends in a healthy manner. The pet perspective fulfills a special mission to break down barriers between people in a unique way. On Petzbe, it's not about the user's looks, social status, or political standing. It's all about the animals.




WE LAUNCH NEW FREE
STICKERS & FRAMES EVERY WEEK
Stickers
petzbe.
Stickers
RESPECT
THE NAP

THE MARKET

Two rapidly growing industries: Pet care and mobile apps

In the U.S., almost 85 million households (67%) have a pet and in 2020, $103.6 billion was spent on our pets in the U.S. Market research has shown that Americans are more than willing to spend vast amounts of money on their furry friends. Worldwide, the pet care market is expected to reach $269 billion by 2025.


85 MILLION FAMILIES
Own a pet in the US alone.
45% OF DOG OWNERS
Would take their dog out for a special meal on its birthday.
76% OF PET OWNERS
Would make financial sacrifices to pay for whatever their pets wanted or needed.
petzbe.

Android and iOS app revenue reached $111 billion revenue in 2020, a 24 percent increase year-on-year. Games accounted for 71 percent of total app revenue in 2020, amounting to $78.8billion. Even for mobile games that are free to download, optional in-game purchases of additional game privileges generate significant revenue.

OUR TRACTION

A large, rapid growing pet community recognized for its new take one social media

In just one year (February 2020 to February 2021), we were able to grow our user base tenfold, with current users at about 450,000. We have an above-market-standard retention rate between 20% and 40%. We also have 1.2M followers on Facebook and 33K on Instagram. Currently iPhone users make up about 98% of our user base. Once our Android app is up to speed with iOS, we will begin to heavily market our recently launched Android app, as well as a Spanish language version of the app. We believe these two new populations will significantly increase the number of Petzbe users in the upcoming months.


INVEST IN PETZBE
TODAY!

APP USER GROWTH



500,000
400,000
300,000
200,000
100,000
0
April 2018
April 2019
April 2020
December 2020
450,000 + users
Grew 10X in past year

iOS vs. ANDROID

Only **2%** of our users are Android users. We just launched an updated Android version. This can be a big game changer in user growth once we start marketing it.



Android users
2%
iOS users
98%

SOCIAL MEDIA FOLLOWING GROWTH



1,500,000
1,000,000
500,000
0
April 2019
April 2020
December 2020



40,000
30,000
20,000
10,000
0
April 2019
April 2020
December 2020

We've been featured in WIRED (U.S. and Japan), Good Morning America, The Wall Street Journal and People Magazine. We expect to expand further into e-commerce while cultivating our own Petzbe merchandise brand including snacks and accessories.



Additionally, in April 2019 we successfully collaborated with Universal Studios to run a four-week long ad campaign for the movie The Secret Life of Pets 2, one example we believe demonstrates the strength of our connection to a robust pet-loving community. In 2021, Petzbe started a partnership with award winning Vet Tech company ClueJay.

WHAT WE DO

A warm and fuzzy community for pet lovers

Petzbe is an iPhone- and Android-compatible social media app where people interact as their pets.



With just the tap of a finger (or rather a paw, hoof, beak, talon, fin, or claw...) users can:

- "Sniff" (follow) pets and make friends
- Access tons of adorable pet-centric stickers, frames & feelings tags
- Creatively share their unique pet lifestyle
- Plan and host virtual celebrations and events
- Join weekly creative challenges and contests
- Participate in Petzbe's monthly #LendAPaw campaign where we raise money for pets in need
- Use our Discussion Boards to post their pets' thoughts, stories and recommendations

Helping animals in need

Petzbe cares about Animal causes: Every third Sunday of the month, we host an in-app campaign called Lend a Paw. For each photo shared this day, with #LendAPaw, Petzbe donates $1 to an animal cause. So far we've donated over $100,000.


Lend a Paw
Lend a Paw

THE BUSINESS MODEL

Multiple planned streams of revenue, from micro to multi-thousand

The Petzbe app itself is free to download. This low cost-of-entry has allowed us to build and continue growing our robust, dedicated, and loyal community. From here, we have a diversity of revenue streams.

In February, 2021, we launched our own Petzbe products, Salmon Breath Mints for cats and dogs. Our Salmon Breath Mints are made of 100% wild Alaskan salmon. They cost $39 for two mint tins, two large bags with Salmon Breath Mints, and two small bags for them to share with their furriends. They have an option of a refill mint subscription for $29/month. In fall 2021, we will have in-app purchases available that give users access to customized stickers and frames at a cost between $1-$5 per pack.


PETZBE
PETZBE
SALMON BREATH MINTS
PETZBE
PETZBE
PETZBE
PETZBE

Petzbe is currently implementing a reward system where users can earn virtual treats for several in-app actions, which convert to discounts on pet products and services from premium brands and retailers. In this way, users can get rewarded with great deals in addition to the fun social aspect of the app.

Finally, in 2021 we will be launching PetzbeVille, a mobile app game using a standard revenue model of micro-transactions, with each pack costing anywhere from $1-$5.


Stickers
IN-APP PURCHASES
$1-$5 per sticker pack
PETZBE MOBILE APP GAME
$1-$5 per stick pack
PARTNERSHIPS
~$15K+ for a 2-week campaign


cabin
treehouse

Petzbeville is currently under development, actual results may differ.

HOW WE ARE DIFFERENT

A social media app meant to go beyond human comparison

Although there are other social media apps with pet components, our users exclusively post from the POV of their pets, which we believe contributes to a positive and loving social media environment.


PETZBE IS AN APP
THAT EMBRACES
THE PET PERSPECTIVE

Other apps in the pet realm include Zoopix, where owners participate in pet shows and competitions; Dig, a dating app specifically for dog-owners; and Love Dog, a social app where dog owners connect with one another, but without posting from their pets' perspectives.

We don't believe any of these apps offer the escapism and purely feel-good nature offered by our community on Petzbe.







THE VISION

Becoming a household name for pet owners worldwide

Our vision is to be a large ecosystem full of wonderful, unique experiences & products that our community will love, and to continue to grow to become a household name for pet owners worldwide.



OUR LEADERSHIP

A team of animal lovers well-versed in the worlds of content and tech

With a background in the start-up tech world, founder and CEO Andrea Nerep started Petzbe with her own personal investment in 2017. She has since drummed up $3 million in outside investments for her rapidly growing company.



ANGUS

The Tiniest CEO In The World



ANDREA NEREP

CO-CEO & FOUNDER

CHELSEA ROSE WILLIAMS

DIRECTOR OF GROWTH

The first employee of Petzbe, chief technology officer Mattia Guella, has been a backend developer for 10+ years. He helped see the initial idea behind Petzbe and turned it into the product that now has 450,000 users.

Director of Growth and Marketing, Chelsea Rose Williams, is a brand growth expert in addition to being a professional content creator. Before Petzbe, Chelsea ran her own multi-media production company for several years, successfully orchestrating the entirety of the photography, design, branding, writing, producing, directing, shooting, editing and marketing for a large variety of clients and businesses.

WHY INVEST

A unique social platform in a rapidly growing industry

The pet perspective breaks down barriers between people and allows them to be a part of a loving uplifting, feel-good community. Over the course of just one year our user base increased tenfold—all of this, we believe, because people recognize the benefit of what Petzbe has to offer, and the growing pet industry and humanization of pets.


Lend a Paw
5%
of the total amount raised in the Petzbe StartEngine campaign will be donated to support animals in need.

In the Press

SHOW MORE

Meet Our Team



Andrea Nerep

CEO/Founder

Andrea worked in various early-stage start-ups before she founded ChallengeHop. She has a BSc in Business and a MSc in Public Relations & Corporate Communications. She built Petzbe from scratch through her passion for pets, psychology, business, and community building.



Chelsea Williams

Director of Marketing & Growth

Chelsea is a pet industry & brand growth expert as well as a professional content creator. Before ChallengeHop, Chelsea ran her own multi-media production company for several years & orchestrated the entirety of the photography, design, branding, writing, producing, directing, shooting, editing & marketing for a large variety of clients & businesses.



Mattia Guella

Chief Technology Officer

Mattia Guella has consulted and managed the backend for various tech companies for 10+ years. He has worked with ChallengeHop since the very beginning and has managed the developers and UX designers, as well as together with the founder set vision and goals for future development.



Julian Aleksov

Board Member

Julian is an entrepreneur active in various businesses. One major accomplishment is having funded a pharmaceutical company, focused on human and veterinary medicine, which was listed on Nasdaq New York and Stockholm, Sweden. Today, Julian is active with international investments within several sectors.

Julian devotes approximately 12 hours per month as a director of ChallengeHop, Inc.



Anders Blom

Board Member

Anders has worked internationally during many years, including being CFO in European and US listed companies. He has also been active within private equity sector, mainly working with pharmaceutical, veterinary and tech companies. Today, Anders focus is on investing in mainly financial and tech companies.

Anders devotes approximately 12 hours per month as a director for ChallengeHop, Inc.

Offering Summary

Company	ChallengeHop Inc.
Corporate Address	205 Hudson Street, New York, NY 10013
Offering Minimum	$9,995.16
Offering Maximum	$1,069,997.20
Minimum Investment Amount (per investor)	$195.60

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,533

Maximum Number of Shares Offered : 164,110

Price per Share : $6.52

Pre-Money Valuation : $14,344,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

- Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

- Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

- Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$200+

- 5% of total raise will go to lend a paw to support animals in need

$400+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off any ClueJay at-home pet testing kits (one time use)

$800+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- 10% off any ClueJay at-home pet testing kits (one time use)

$1,600+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 10% off any ClueJay at-home pet testing kits (one time use)

$5,000+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 5% bonus shares
- Invitation to quarterly Zoom CockTAIL Hour with the Petzbe team
- 10% off any ClueJay at-home pet testing kits (one time use)
- Custom pet portrait from our very own Petzbe artist (https://www.tailented.com/)

$10,000+

- 5% of total raise will go to lend a paw to support animals in need
- Code for free pack of Petzbe treats
- 10% off Iconic Paw
- Petzbe keychain
- 10% bonus shares
- Invitation to quarterly Zoom CockTAIL hour with the Petzbe team
- 10% off any ClueJay at-home pet testing kits (one time use)
- Custom pet portrait from our very own Petzbe artist (https://www.tailented.com/)
- Access to exclusive Petzbe investor community Facebook group where we can together brainstorm on an ongoing basis.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ChallengeHop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.52 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $652. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000:

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Peace, love & BEEtles tunes

1 day ago

Peace, love, and BEEtles tunes!🐝💖🌻Welcome to the flower PAWer era!🐾🌻💖🐝🐾🌻💖🐾🌻Flower headbands, jewelry, & sunglasses in vivid colors! Guitars, vinyl records, flowers, butterflies, and a van! Share some extra peace & love with our new exciting flower PAWer stickers!🐾🌻💖🐝🐾🌻💖🐾🌻 Love & peace from the Petzbe team! 🐾🌻💖🐝🐾🌻💖🐾🌻Join here


The BEEtles

Notice of Funds Disbursement

5 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Petzbe has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Petzbe be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We're only $10 away from being featured on StartEngine's front page!

14 days ago

Woohoo! We're only $10 dollars away from being featured on StartEngine's front page! Thank you everyone! Our incredibly handsome & tiny CEO Angus featured in the photo below. Lots of love & kisses from Petzbe team 💖💖💖💖💖💖



Little lady chihuahua stands on two legs to show she's the GOODEST GIRL!

24 days ago


PETZBE PRESS
Tricks we learn to be the GOODEST boys & girls!

We've spotted this little lady @siopaothechihuahua several times, standing on two legs while looking INCREDIBLY adorable! This is what we call an irresistible GOODEST girl/boy trick! What tricks do you have? Please share with us! Kisses from the Petzbe team

Pets traveling to Alaska!

27 days ago

Welcome to the beautiful nature of Alaska! We have cute animals like grizzly bears, polar bears, seals, whales, eagles, and otters!🦦🐳🦦 🐳And beautiful blue Alaskan spring flowers - Bluebells, Forget me not, and Lupines. And, of course, some delicious wild Alaskan salmon and crab 🦀🐟 🦀🐟 Check out our new exciting and SUPER cute Alaskan inspired stickers on the Petzbe app, and use #Travel


Welcome to
Alaska

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Petzbe has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Petzbe be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Petzbe 5-star reviews come with drama!

2 months ago

Nom nom nom....

Our Salmon Breath Mints have many amazing new 5-star reviews! But apparently, our treats are causing some drama too...Pets are "fighting for the salmon" - as per one customer's review. Click here to check out what our fluffy four-legged customers think about our Salmon Breath Mints! And here's a 50% St. PAWtricks discount code for you & your friends (valid for 48 hours). CODE: PETZBE50OFF


★★★★★ Fighting For The Salmon!
I bought these for my friends 3 cats since I was ordering some for my dog. She said the cats were fighting over these so let's just say they were definitely a hit
- Krista C.
★★★★★ Great Petzbe Products
Hewwo, the items arrived very well packaged, your products are of excellent quality. They are easy to be digested by my Chantal dog and their flavor is very striking for her ... thank you very much for sending me my order of Salmon Breath Mints. Thank U so much! Magali T
- Magali T.
★★★★★ Fantastic Treats!
My dog loves them! The ingredients are so simple so I never worry. Plus the tin makes for an easy place to store and looks adorable!
- Kimber R.
★★★★★ So happy I found these
Horace could not like these more. A high quality product for a high quality cat. Very impressed by these treats.
- JL

New Saint PAWtricks day stickers!

Green hats, bow ties, clovers, a pot of gold & rainbow - HAPPY Saint PAWtricks day!!! Start decorating with our new PAWsome Saint PAWtricks day stickers! Visit Petzbe here ! Lots of love and kisses from the Petzbe team!



63 people invested almost $30K in Petzbe so far!

2 months ago

Thank you, everyone for joining our journey! With your investment we plan to to increase our marketing budget to quickly explode in one of the fastest growing industries in the world.

Did you know that...

40% of dog owners and 25% of cat owners bought clothing for their pet in 2020? And more than 50% of both cat and dog owners give their pet a Christmas gift or treat! Read more about the pet industry here

Have you sniffed yet?

Featured in the photo below is our INCREDIBLY handsome Petzbe member (AND NOW ALSO PETZBE INVESTOR) Stewy! Sniff him on Petzbe @mojoandstewy !



Check out this week's new stickers on the Petzbe app!

2 months ago

This week's stickers are jungle themed! Panthers, jaguars, sloths, monkeys, exotic birds, reptiles & tropical plants, fruit, jungle gear & more! We release new fun stickers & frames on the app every week. And soon, you'll be able to purchase our limited edition stickers for only $1 per sticker pack. Kisses from the Petzbe team!🍌🌴🐒🌴🍌🌴🍍🌴🐒🌴🍌



Our favorite quote about our CEO Angus - by The Wall Street Journal.

3 months ago


"As she greeted guests, the company's chief executive officer, an eerily self-possessed Brussels Griffon named Angus, sat on her lap looking imperious."
- Wall Street Journal

This article was written in May 2018, right after Petzbe's official launch! A lot has happened since! https://www.wsj.com/articles/warning-no-humans-allowed-in-this-virtual-community-1527602401

SHOW MORE UPDATES

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Constance W. 1 INVESTMENT INVESTED 2 months ago
Amazing deal, I am glad I made the investment! Cannot wait for it to grow over time, Very easy to set up! Petzbe is a very fun app to invest in, and I it was a great deal! ❤❤❤

Andrea Nerep - Petzbe 2 months ago
Thank you Constance for your kind words!!! ❤❤❤We are excited to be on this amazing journey together with you! Much love/Andrea - founder of Petzbe ❤❤❤

Victoria D. 1 INVESTMENT INVESTED 2 months ago
Very interesting reading of the Offering Memorandum. Since owning investments since college, always looking at account balance, board members, other investors, etc. of these financial areas. Of course,
this is only the printed word.

Andrea Nerep - Petzbe 2 months ago
Hi Victoria! Thank you so much for looking into our campaign❤❤❤We are excited to be on this journey with you! Love from Andrea, Founder of Petzbe

BENIAM Y. SE OWNER 28 INVESTMENTS INVESTED 2 months ago
Start Engine Investor and also fellow Petzbe investor!! My question is are you guys active on Twitter?

Andrea Nerep - Petzbe 2 months ago
Hiii! We have a Twitter account but we have not been very active. I will change that from today since I assume you think we should! Thank you & much love, Andrea, Founder of Petzbe

Angel M. 1 INVESTMENT INVESTED 2 months ago
My first investment and I'm really excited! The app is growing really fast and getting better and better! ❤ Thanks for letting us be part of it!

Andrea Nerep - Petzbe 2 months ago
Thank you Angel!!!! ❤❤❤❤❤

Harold K I. 62 INVESTMENTS INVESTED 2 months ago
Woof! Thanks for your answers. Just one more you didn't mention: >>>>What is Furtune? Does it have anything to do with Petzbe? >>>>And for those who really want to be one with their pet, can humans eat the Salmon Breath Mints, too? (Asking for a friend....)

Andrea Nerep - Petzbe 2 months ago
Woof!!! Oh right - FurTune is a new photo/video editing project of ours. Change the color of your fur, make ears longer, nose larger etc. And it will be a part of the Petzbe app as an additional fun editing tool! The Salmon Breath Mints are 100% Wild Alaskan Salmon - so yes humans can eat them. One of my human colleagues tried one - he wasn't a fan! They very much smell and taste like something cats and dogs love. Angus, my little dog and Petzbe CEO is absolutely crazy about them!! And my colleague Chelsea, her 11 cats & dogs absolutely love them too! Much love/Andrea

Harold K I. 62 INVESTMENTS INVESTED 2 months ago
Meow! >>Can you explain how the company makes money, please? >>The mints and gaming don't bring in any money??? >>Can you explain the connection between Petzbe and ChallengHop, Inc., Furtune and Maturitas "as"? >>Who owns what? >>What else does ChallengeHop do? >>Why did ChallengeHop need to make Petzbe instead of Registering Petzbe alone? Thanks.... :)

Andrea Nerep - Petzbe 2 months ago
Meowllo Harold! We just launched the Salmon Breath Mints. The game launches in spring 2021. And we have several planned in-app revenue streams that you can read about on or campaign page. Many apps in the social app category focus solely on user growth & retention in the first five years. Due to Petzbe's niche audience & the fact that Petzbe is more of a community than a platform, we have already been able to implement revenue streams - created for our community. To answer your other questions - Petzbe is a wholly owned subsidiary of ChallengeHop, Inc. ALL the Petzbe brands are operating under ChallengeHop inc. If you invest in us through StartEngine - you become an investor of ALL of it. ChallengeHop is just the operating company. It's a common structure to have for apps. Does that answer your question? Best from Andrea, Founder/CEO of Petzbe.

Christopher L. 9 INVESTMENTS 3 months ago
Can you explain the evaluation please? What's makes this company worth 14M+? What is your revenue?

Andrea Nerep - Petzbe 3 months ago
Hi Christopher! The last investment of $1M was invested at a pre-valuation of $8M. Since then, Petzbe has grown 250%. Many apps in the social app category focus solely on user growth & retention in the first five years. Due to Petzbe's niche audience & the fact that Petzbe is more of a community than a platform, we have already been able to implement revenue streams - created for our community. We launched our products last week & have received orders by only posting on the app. In addition, only 2% of our users are Android users, so this is another potential aspect for growth once we start marketing it. To find more information about the valuation & about the valuation of other peers, go to the tab >Terms > download document called "Offering Details > On page 23, you will find the section called "Valuation."

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Andrea: Hi! My name is Andrea, I'm the founder of Petzbe - THE social media app for pets ONLY - and today is your chance to become an investor in Petzbe for StartEngine. I founded Petzbe about the same time when I adopted my dog Angus -- and being completely mesmerized by his cuteness, I started taking hundreds of photos of him daily, and I was eager to share these photos with similar-minded people. But, at the time, I was a bit fed up with the traditional social media, and you know, it can be quite exhausting sometimes how we end up comparing ourselves to our lives with other people.

64% of Americans say social media mostly has a negative effect on how things are going in the U.S. today. 88% of women compare themselves to others on social media, with 50% saying the comparison is unfavorable.

And that's how I came up with Petzbe - a social media app for pets where users share their pet's daily life, from the pet's perspective. And as it turns out - people tend to be nicer to each other when they speak as their pets.

Petzbe launched in 2018. In the past year, Petzbe grew its user base 10 times. We currently have over 450,000 users. We've been featured in Good Morning America, WIRED, Wall Street Journal, People magazine, and more.

I built an amazing team. We're not only business-minded and very resilient, but they are also all pet lovers.

Chelsea: Hi, I'm Chelsea, the Director of Growth at Petzbe.

Andrea: Chelsea has 11 pets. She has four dogs and seven cats. She knows pets, and everything there is to know about the pet industry.

Chelsea: I do. Did you know that there are almost 900 million cats and dogs owned worldwide - and that's only cats and dogs. Petzbe is for ALL pets. With an additional marketing budget, we can go after these hundreds of millions of pet owners and grow exponentially.

Andrea: We're now raising capital from the public through this equity crowdfunding campaign. We plan to use your investment to increase our marketing budget to quickly explode in one of the fastest growing industries in the world.

Chelsea: In addition to our amazing app, we launch our own Petzbe snacks, and we plan to launch our own mobile app game - PetzbeVille in early 2021.

Petzbe is also donating over a hundred thousand dollars to animal welfare causes and pets in need through our Lend A Paw monthly campaign. Invest in Petzbe and own a part of this amazing social media movement.

Video of Dog with Wig: Preparing for a date? Don't forget your salmon breathmints for an incredibly refreshing salmon breath! Nom nom nom.

Miranda thinks solitude is bliss. She ignores baby sister Mindy. Miranda uses Petzbe. Download Petzbe today.

With an additional marketing budget, we can reach these hundreds of millions of owners and grow exponentially.

Reasons to Invest Video

Steve loves intense poetry. He occasionally dresses up as a cowboy. Steve uses Petzbe. Download Petzbe today.

The Vision Section Video

Preparing for a date? Don't forget your salmon breathmints for an incredibly refreshing salmon breath! Nom nom nom.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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